CONSOLIDATED FINANCIAL STATEMENTS

Years ended  December 31, 2015 and 2014

(Expressed in thousands of United States Dollars)

_______________________

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Asanko Gold Inc.

We have audited the accompanying consolidated statements of financial position of Asanko Gold Inc. as of December 31, 2015 and December 31, 2014 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Asanko Gold Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asanko Gold Inc. as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal  Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2016 expressed an unqualified opinion on the effectiveness of Asanko Gold Inc.’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Professional Accountants March 17, 2016

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Asanko Gold Inc.:

We have audited Asanko Gold Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended and our report dated March 17, 2016 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Professional Accountants

March 17, 2016

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

ASANKO GOLD INC.

Consolidated Statements of Financial Position

(Expressed in Thousands of United States Dollars)

	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$114,800	$228,680
Receivables	18	150
Inventories (note 6)	1,179	-
Prepaid expenses and deposits	2,923	228
	118,920	229,058

Non-current assets
Reclamation deposit (note 7)	1,696	-
Mineral properties, plant and equipment (note 8)	503,553	249,108
Deferred debt financing costs	-	2,936
	505,249	252,044

Total assets	$624,169	$481,102

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$34,789	$15,354
Foreign currency forward contract liability (note 21(d)(i))	36	-
Current portion of long term debt (note 10)	20,568	-
	55,393	15,354

Non-current liabilities
Long term debt (note 10 and note 21(d)(ii))	126,526	57,447
Asset retirement provisions (note 11)	18,741	12,638
Deferred income tax liability (note 23)	9,100	12,084
	154,367	82,169

Total liabilities	209,760	97,523

Equity
Shareholders’ equity
Share capital (note 12)	540,133	505,469
Equity reserves (note 13)	47,504	43,032
Accumulated deficit	(173,228)	(164,922)
	414,409	383,579

Total liabilities and equity	$624,169	$481,102

Acquisition (note 5)

Commitments and contractual obligations (note 16)

Contingencies (note 17)

Approved by the Board of Directors on March 17, 2016:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Thousands of United States Dollars, except per share amounts)

	2015	2014

Administration expenses:
Consulting fees, wages and benefits	$2,189	$4,240
Depreciation	59	154
Office, rent and administration (note 15)	1,620	1,784
Professional fees	837	1,167
Regulatory fees, transfer agent and
shareholder information	211	338
Share-based payments (note 13(a))	1,322	2,373
Travel, promotion and investor relations	803	986
	7,041	11,042

Exploration and evaluation expenditures (note 9)	3,515	713

Other expenses (income):
Accretion expense (note 11)	420	318
Bank charges and interest	104	89
Business development	479	4,677
Change in embedded derivative liability (notes 10 and 21 (d)(ii))	(935)	50
Change in fair value of foreign currency forward contracts	36	-
Change in foreign currency warrant liability	-	(242)
Foreign exchange (gain)/loss (note 21(e))	1,645	27
Interest and other income	(1,015)	(1,253)
Restructuring costs (note 14)	-	2,978
Settlement of dispute (note 17)	-	6,594
	734	13,238

Loss before taxes	11,290	24,993

Deferred income tax expense (recovery) (note 23)	(2,984)	(2,351)
Loss and comprehensive
loss for the year	$8,306	$22,642

Loss per share
Basic and diluted (note 20)	$0.04	$0.14

Weighted average number of shares outstanding	194,357,744	164,415,743

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Changes in Equity

(Expressed in Thousands of United States Dollars)

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2013	85,054,338	$334,423	$36,462	$(142,280)	$ 228,605
Issuance of common shares for:
Acquisition of PMI (note 5)	87,149,919	166,744	2,342	-	169,086
Settlement of dispute (note 17)	1,000,000	2,376	-	-	2,376
Share issuance costs (note 12(b))	-	(226)	-	-	(226)
Exercise of share-based options (note 13(b))	871,350	2,152	(401)	-	1,751
Share-based payments (note 13(a))	-	-	4,629	-	4,629
Loss and comprehensive loss for the period	-	-	-	(22,642)	(22,642)
Balance as at December 31, 2014	174,075,607	505,469	43,032	(164,922)	383,579
Issuance of common shares for:
Bought deal financing (note 12(b))	22,770,000	34,284	-	-	34,284
Exercise of share-based options (note 12(b))	150,000	380	(134)	-	246
Share-based payments (note 13(a))	-	-	3,078	-	3,078
Share-purchase warrants issued in conjunction with $20.0 million debt issuance (note 13(b))	-	-	1,528	-	1,528
Loss and comprehensive loss for the period	-	-	-	(8,306)	(8,306)
Balance as at December 31, 2015	196,995,607	$540,133	$47,504	$(173,228)	$ 414,409

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in Thousands of United States Dollars)

	2015	2014

Cash provided by (used in):
Operating activities:
Loss for the period	$(8,306)	$(22,642)
Items not involving cash:
Accretion expense	420	318
Change in embedded derivative liability	(935)	50
Change in fair value of foreign currency forward contracts	36	-
Change in foreign currency warrant liability	-	(242)
Deferred income tax expense (recovery)	(2,984)	(2,351)
Depreciation	59	154
Interest and other income	(1,015)	(1,253)
Settlement of dispute	-	5,237
Share-based payments	1,322	2,373
Share-based payments included in
exploration and evaluation expenditures	242	161
Unrealized foreign exchange loss (gain)	2,860	1,698
Write-off of property and equipment	-	206
Changes in non-cash working capital:
Accounts payable and accrued liabilities	1,132	(6,891)
Inventory	(1,179)	-
Prepaid expenses and deposits	(2,661)	241
Receivables	241	99
	(10,768)	(22,842)

Investing activities:
Cash acquired on acquisition of PMI (note 5)	-	82,352
Interest received	910	1,266
Additions to mineral property, plant and equipment	(219,034)	(64,523)
Reclamation bond	(1,696)	-
Restricted cash (note 5)	-	1,098
	(219,820)	20,193

Financing activities:
Shares issued for cash, net of share
issuance costs	34,530	1,525
Long term debt proceeds, net of draw down fees (note 10)	88,950	59,100
Deferred debt financing costs	(2,990)	(1,630)
	120,490	58,995
Impact of foreign exchange rate changes on cash and cash equivalents	(3,782)	(2,267)

Increase (decrease) in cash and cash equivalents for the year	(113,880)	54,079

Cash and cash equivalents, beginning of year	228,680	174,601
Cash and cash equivalents, end of year	$114,800	$228,680

Supplemental cash flow information (note 18)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine (“AGM” or “the Project”), to commercial production. The Project is being developed in phases, with Phase 1 currently being commissioned. Subsequent to December 31, 2015 the Company poured its first gold in January 2016.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”) (note 5). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Asanko Gold Mine.

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

2.

Basis of presentation

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 17, 2016.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

3.

Significant accounting policies

 (a)

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values at the date of acquisition of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current assets held for sale and discontinued operations, which are recognized and measured at fair value less costs to sell. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition-related costs, other than costs to issue equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

(b)

Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized until the entity has the right to receive its share of the subsidiary’s net assets.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(b)

Non-controlling interest (continued)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(c)

Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in net earnings (loss) for the period.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

(e)

Inventories

Doré bars, in-process gold and stockpiled ore inventories are recorded at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is the estimated selling price less applicable estimated cost to sell.

Production costs are included in work-in-process inventory. The production costs of finished goods represent the costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies and spare parts are valued at the lower of average cost and net realizable value. Replacement costs of supplies and spare parts are generally used as the best estimate of net realizable value.

Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

The costs of inventories sold during the period will be presented as mine operating costs in net earnings (loss) for the period.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(f)

Mineral properties, plant and equipment

Mineral properties, plant and equipment are carried at cost less accumulated amortization and accumulated impairment losses, if any.

(i)

Mineral properties

Mineral properties consist of capitalized costs associated with the acquisition and development of economical mineral resources within a specific area of interest.

The determination of whether mineral resources are economically recoverable is indicated through the following criteria:

•

the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;

•

the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the life of the project;

•

the existence of key operating and environmental permits or the existence of programs that layout a timeline and feasibility of attaining such authorizations;

•

management’s intent to develop the property through to commercial production; and,

•

existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

Mineral properties also include capitalized costs associated with the acquisition of exploration stage properties and estimates of reclamation and closure costs. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized to mineral properties as mine development costs.

Prior to capitalizing development and related costs, management determines that the following conditions have been met:

•

It is probable that a future economic benefit will flow to the Company;

•

The Company can obtain the benefit and controls access to it;

•

The transaction or event giving rise to the future economic benefit has already occurred; and

•

Costs incurred can be measured reliably.

Stripping costs incurred in the production phase of a mining operation are capitalized to mineral properties only if they meet all of the above criteria and the stripping activity results in improved access to an identified component of the ore body in future periods, the component of the ore body for which access has been improved is identified and the cost relating to the stripping activity associated with that component can be measured reliably.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(f)

Mineral properties, plant and equipment (continued)

(ii)

Plant and equipment

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Costs also include the costs of testing whether the asset is functioning properly, after deducting the net proceeds from selling any items produced while bringing the asset to the condition to be capable of operating in the manner intended by management. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate. Repairs and maintenance costs are charged to net earnings (loss) during the period in which they are incurred.

Expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditure will extend the productive capacity or useful life of an asset.

(iii)

Assets under construction

Assets under construction include property, plant and equipment in the course of construction for the Company’s own  purposes. The cost comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Borrowing costs incurred that are attributable to constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are available for use. Assets under construction are carried at cost less any recognized impairment loss and are not subject to depreciation. Depreciation of these assets commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(f)

Mineral properties, plant and equipment (continued)

(iv)

Depletion and depreciation

Depletion of mineral properties with economically recoverable reserves will be provided on a unit-of-production basis using   quantity of ore extracted from the mine over estimated quantity of ore contained in proven and probable reserves as the   depletion base and will commence when the mine is capable of operating in the manner intended by management.

Stripping activity assets recognized during the production phase are depleted using the units of production method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity using the ‘waste to ore’ ratio method.

Management reviews the estimated total quantity of ore contained in depletable reserves at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total quantity of ore contained in depletable reserves are accounted for prospectively.

Depreciation is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Assets	Depreciation method	Useful life
Mining assets
Buildings related to mining production	Straight-line	Life of mine
Equipment related to mining production	Units of Production	Shorter of expected life and life of mine
Mobile equipment	Straight-line	5 - 15 years

Non-mining assets
Buildings	Straight-line	25 years
Computers and equipment	Declining balance	30%
Leashold improvements	Straight-line	shorter of term of lease and estimated useful life
Motor vehicles	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 25 years

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(g)

Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

(h)

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted at each period end for changes to the current market-based discount rate and amount or timing of the underlying cash flows needed to settle the obligation.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(i)

Financial instruments

(i)

Financial assets

The Company’s financial assets are comprised of cash and cash equivalents and receivables. All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

•

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

•

Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value with fair value changes recognised in net earnings (loss).

 (ii)

Financial liabilities

The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and interest rate floor embedded derivative. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

•

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long term loan are classified as other financial liabilities.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.     Significant accounting policies (continued)

(i)

Financial instruments (continued)

(ii)

Financial liabilities (continued)

•

Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized in net earnings (loss). At December 31, 2015, the embedded derivative liability associated with the interest rate floor of the long term loan and foreign currency forward contract liability is measured at fair value through profit or loss.

(j)

Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and accretion expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in net earnings (loss) on a straight-line basis over the lease term.

At December 31, 2015, the Company did not have any material finance leases.

(k)

Revenue recognition

Revenue from the sale of gold will be recognized when the Company has transferred to the buyer the significant risks and rewards of ownership; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the entity; and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue from gold is generally recorded when the refined gold is sold and delivered to the customer, and depending on the delivery conditions, title and risk have passed to the customer and the amount of revenue can be measured reliably.

Revenue from saleable gold produced during the testing phase of production activities is deducted from capitalized mine development costs.

Variations between the price of gold sold recorded at the delivery date and the actual settlement price set under the terms of the offtake agreement are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

During the year ended December 31, 2015, the Company did not have any producing properties.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.     Significant accounting policies (continued)

(l)

Borrowing costs

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. Capitalization ceases when those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs eligible for capitalization.

(m)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral reserves. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, costs related to that area of interest are reclassified from exploration and evaluation assets to mineral interests and development assets and tested for impairment.

Costs incurred prior to the legal right to explore has been attained are expensed.

(n)

Share-based compensation

The Company has a share-based compensation plan as described in note 13(a). The Company records all share-based compensation paid to employees and consultants using the fair value method.

Compensation expense attributable to share based awards is measured at the fair value at the date of grant using the Black-Scholes option pricing model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(o)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(p)

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(q)

Loss per share

Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all periods present in the financial statements, diluted loss per share is equal to basic loss per share.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(r)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The following judgements and estimates are those that are most critical to the Company’s financial statements:

Critical judgments:

(i)

Economic recoverability and probability of future economic benefits of mineral interest and capitalized development costs

Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

(ii)

Impairment of mining interest

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

(iii)

Functional currency

The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. On the acquisition of PMI management determined that the functional currency of PMI and its subsidiaries is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in the events and conditions, which determine the primary economic environment.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(r)

Significant accounting judgments and estimates (continued)

Estimates:

(iv)

Purchase price allocation on the acquisition of PMI

Management has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. Management has reviewed a number of comparable projects and market value allocations to assist in allocating the fair value of the assets acquired and liabilities assumed.

Fair value of replacement equities issued on acquisition of PMI

Management determined the fair value of the replacement share-based options and warrants issued on the acquisition of PMI using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions. Changes in the subjective assumption can materially affect the fair value estimate.

Deferred income tax liability recognized on acquisition of PMI

The Company recognized its best estimate of the deferred income tax liability related to the Obotan Gold Project, arising due to the fair value allocated on acquisition exceeding the tax basis of the project.

(v)

Inventory net realizable value

In determining the net realizable value of stockpiled ore, management estimates future metal selling prices, production forecasts, realized and expected grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

(vi)

Estimated  assets retirement obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows.

These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company.

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

3.

Significant accounting policies (continued)

(r)

Significant accounting judgments and estimates (continued)

(vii)

Estimated  fair value of share-based compensation

Management determines the fair value of share-based payments using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

(viii)

Fair value of embedded derivative

The Company recognized embedded derivative liability relating to the interest rate floor of the long term loan (note 21(d)(ii)). The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

(ix)

Effective interest rate

Management estimated the weighted average effective interest rate of the loan tranches to be 11.36% based on three-months LIBOR of 0.5258% at December 31, 2015. As the three-months LIBOR rate fluctuate, the estimated effective interest rate is estimated at each balance sheet date.

Management believes the estimates used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(s)

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

4.

Amendments to and interpretations of existing standards and future accounting standards

(a)

IFRS 9, Financial Instruments  - This standard was published in July 2014 and replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and   measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial   assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and   derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after   January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard on its consolidated financial statement.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

4.

Amendments to and interpretations of existing standards and future accounting standards (continued)

(b)

IFRS 15, Revenue from Contracts with Customers – which supersedes IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows   arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard on its consolidated financial statement.

(c)

IFRS 16, Leases – which supersedes IAS 17 Leases.  Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the   lease. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier   application is permitted if IFRS 15, Revenue from Contracts with Customers has also been applied.  The Company is currently evaluating the extent of the impact of the adoption of this standard on its consolidated financial statement.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

5.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares of PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 8 as the Obotan Gold Project (note 8 (a)), Kubi (note 8 (b)), and the Diaso concessions (note 8 (b)).

The allocation of the purchase price is as follows:

Purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,744
3,237,491 replacement options	2,318
126,000 replacement warrants	24
Total consideration	$169,086

Net assets acquired: Cash and cash equivalents	$82,352
Restricted cash	1,098
Receivables	132
Prepaid expenses	235
Property and equipment	9,154
Mineral interests and development assets	97,935
Accounts payable and accrued liabilities	(5,938)
Asset retirement provision	(1,447)
Deferred income tax liability	(14,435)
Net assets acquired	$169,086

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date.

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014.

The Company recognized $0.5 million interest income and $10.0 million net loss related to PMI for the period from February 6, 2014 to December 31, 2014.  Had PMI been consolidated from January 1, 2014, the pro-forma consolidated statements of operations for the year ended December 31, 2014 would include additional interest revenue of  $0.1 million and an additional net loss of $1.0 million.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

6.    Inventories

	December 31, 2015	December 31, 2014

Ore stockpiles	$ 1,001	$ -
Materials and spare parts	178	-
	$ 1,179	$ -

There were no write-downs to inventory or reversals of write-downs during 2015.

7.    Reclamation deposit

  The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”),  as security for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.  The initial security totals $8.5 million and is made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee provided by the Company of $6.8 million.

During the year ended December 31, 2015 the Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

8.    Mineral properties, plant and equipment

	Mineral interests and deferred development assets	Buildings and equipment	Assets under construction	Corporate assets	Total
Cost
As at December 31, 2013	$60,963	$2,304	$1,139	$528	$64,934
Additions at cost	25,702	1,660	53,350	101	80,813
Change in rehabilitation provisions	2,983	-	-	-	2,983
Acquired on acquisition of PMI	97,935	549	8,359	246	107,089
Dispositions	(4,338)	-	-	(215)	(4,553)
As at December 31, 2014	183,245	4,513	62,848	660	251,266
Additions	30,510	156	218,652	29	249,347
Change in rehabilitation provisions	5,683	-	-	-	5,683
Dispositions	-	-	-	-	-
As at December 31, 2015	$219,438	$4,669	$281,500	$689	$506,296
Accumulated depletion and depreciation
As at December 31, 2013	$-	$(1,141)	$-	$(385)	$(1,526)
Depreciation for the year	-	(487)	-	(154)	(641)
Dispositions	-	-	-	9	9
As at December 31, 2014	-	(1,628)	-	(530)	(2,158)
Depreciation for the year	-	(559)	-	(26)	(585)
Dispositions	-	-	-	-	-
As at December 31, 2015	$-	$(2,187)	$-	$(556)	$(2,743)
Net book value
As at December 31, 2014	$183,245	$2,885	$62,848	$130	$249,108
As at December 31, 2015	$219,438	$2,482	$281,500	$133	$503,553

Assets under construction include borrowing costs of $11.4 million at December 31, 2015 (December 31, 2014 – $0.8 million) (note 10).

(a)

Mineral interest and deferred development assets

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project, which consists of two neighboring gold projects the Obotan Project (note 3) and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

Phase 1 of the Asanko Gold Mine is under construction and will mine the Obotan Project, which consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain five deposits, which are comprised of the Nkran pit, and four satellite deposits, Abore, Asuadai, Dynamite Hill and Adubiaso. It is wholly-owned by Adansi Ghana, with a 10% free carried interest held by the Government of Ghana which becomes effective once commercial production is achieved. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. During 2014, the Company settled a dispute with Goknet Mining Company Limited (“Goknet”) and thereby eliminated Goknet’s claim of a 2% NSR over these three concessions (note 17).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

8.    Mineral properties, plant and equipment (continued)

(a)

Mineral interest and deferred development assets (continued)

Phase 2 of the Asanko Gold Mine is expected to integrate the Esaase Project with the Phase 1 Obotan Project to create one large, multi-pit mine. The Esaase Project is wholly-owned by Asanko Ghana, with a 10% free carried interest held by the Government of Ghana’s 10% ownership of Asanko Ghana. The Esaase Project consists of several mining concessions, including the Esaase, Jeni River, Sky Gold (“SGM”), Asuowin and Dawohodo concessions.  The Esaase Concession is the largest and covers an area of approximately 42.32 km2.  The Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee and the SGM concession is subject to a 2% NSR payable to Sky Gold Mines Limited.

The Company’s concessions are also subject to a 5% gross revenue royalty payable to the Government of Ghana.

Exploration stage projects

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 and the remaining 50% which may be purchased for an additional $4,000,000.

Adansi Ghana holds a 100% interest in the Datano, Kaniago, New Obuasi, Gyagyastreso, and Afiefiso concessions located within the Asankrangwa Gold Belt. During February 2015, Asanko Ghana completed the acquisition of various concessions from Midlands Mineral Corporation for cash consideration of $250,000. The Midland concessions are contiguous to the Company’s other mineral tenements.

Any of the exploration properties that are converted to a Mining License, in accordance with Ghanaian law, will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

Pursuant to the Goknet settlement the Company transferred Adansi Ghana’s Diaso concessions (Nkronua Atifi, Diaso, Amuabaka, Juabo, Manhia and Agyaka Manso) and the shares of Kubi Ghana, which holds a 100% interest in the Kubi mining leases to Goknet (note 17).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

8.    Mineral properties, plant and equipment (continued)

(b)

Mineral interest and deferred development costs

	Asanko Gold Mine	Other	Total

Mineral interest
Balance, December 31, 2014	$ 98,560	$ 326	$ 98,886
Acquisitions for the period	-	250	250
Balance, December 31, 2015	98,560	576	99,136

Development assets
Balance, December 31, 2014	84,359	-	84,359
Asset retirement costs	5,683	-	5,683
Camp	1,311	-	1,311
Community affairs and environment	296	-	296
Development support costs	3,431	-	3,431
Geotechnical monitoring	465	-	465
Permitting	265	-	265
Phase 2 feasibility study	1,748	-	1,748
Share-based payments	1,514	-	1,514
VAT receivable allowance	21,230	-	21,230
Additions for the period	35,943	-	35,943
Balance, December 31, 2015	120,302	-	120,302
Total mineral interest and development assets, December 31, 2015	$ 218,862	$ 576	$ 219,438

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

8.    Mineral properties, plant and equipment (continued)

(b)

Mineral interest and deferred development costs (continued)

Prior to the commencement of construction of the Asanko Gold Mine, development costs were charge to Deferred development Assets. Now that construction is underway most of the development costs are included in Property, Plant and Equipment as Work in Progress.

	Asanko Gold Mine	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695	$ -	$ 170	$ 4,865
Fair value on acquisition of PMI	93,472	3,963	500	97,935
Acquisitions for the period	393	-	1	394
Dispositions for the period	-	(3,963)	(345)	(4,308)
Balance, December 31, 2014	98,560	-	326	98,886

Development assets
Balance, December 31, 2013	56,097	-	-	56,097
Asset retirement costs	2,953	29	-	2,982
Camp operations	2,485	-	-	2,485
Community affairs and environment	2,652	-	-	2,652
Development support costs	3,259	-	-	3,259
Development drilling and assays	2,087	-	-	2,087
EPCM (early works)	9,373	-	-	9,373
Feasibly studies and engineering	477	-	-	477
Permitting	769	-	-	769
Share-based payments	2,095	-	-	2,095
VAT receivable allowance	2,112	-	-	2,112
Additions for the year	28,262	29	-	28,291
Dispositions for the year	-	(29)	-	(29)
Balance, December 31, 2014	84,359	-	-	84,359
Total mineral interest and development assets, December 31, 2014	$ 182,919	$ -	$ 326	$ 183,245

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

9.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

	2015	2014

Airborne surveys	$ 646	$ -
Assays	334	-
Exploration support	565	86
Geological consulting and wages	1,430	442
Permits	298	24
Share-based compensation	242	161
	$ 3,515	$ 713

10.

Long term debt

On October 24, 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). The DSFA was amended several times during both 2014 and 2015 with terms substantially similar to the original DSFA. The original DSFA provided for a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). At December 31, 2015 both the Project Facility and the Overrun Facility were fully drawn, for a total of $150 million. Interest is  calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. Interest and a gross up for withholding tax on the interest are accrued on a quarterly basis before the first repayment date and added to the loan principal amount. The loan is carried at amortized costs on the statement of financial position. Interest is calculated in advance on the first day of each quarter.

The DSFA is payable in accordance with the following repayment terms commencing with the first payment of $10.6 million due on July 1, 2016: the $130 million Project Facility is payable in 15 quarterly  instalments ending January 1,  2020 and the $20.0 million Overrun Facility is payable in 11 quarterly instalments ending January 1, 2019. The Company can also elect to repay the DSFA, or a portion thereof, early without penalty.

The debt provided under the DSFA is utilized for developing Phase 1 of the Asanko Gold Mine Project. The DSFA is fully secured by the assets of the Company’s Ghanaian subsidiaries and certain Asanko bank accounts and is guaranteed by the Asanko until Project completion.

As at December 31, 2015 the Company had incurred a total of $14.3 million in deferred debt financing costs (December 31, 2014 - $5.5 million). Deferred debt financing costs include the fair value of $1.5 million for the 4,000,000 share purchase warrants issued to Red Kite on drawdown of the Overrun Facility (note 13(c)). Deferred debt financing costs are being amortized over the life of the DSFA using the effective interest rate method.

During the year ended December 31, 2015, $10.7 million (December 31, 2014 - $0.8 million) of loan accretion and accrued interest was capitalized to assets in construction at an effective interest rate of approximately 11.36%.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

10.

Long term debt (continued)

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivatives on drawdowns was estimated to be $1.4 million (note 21 (d)(ii)). The embedded derivative liability was revalued at December 31, 2015 with the change in fair value recognized in the statement of operations.

Long term loan liability	December 31, 2015	December 31, 2014

Gross proceeds	$ 150,000	$ 60,000
Accrued interest	8,093	670
Loan obligation	158,093	60,670

Deferred financing costs, net of amortization, and fair value of embedded derivative liability at date of drawdowns	(11,535)	(4,000)
	146,558	56,670
Fair value of embedded derivative liability	536	777
Long term loan liability	$ 147,094	$ 57,447

Current portion of long term debt	20,568	-
Non-current portion of long term debt	$ 126,526	$ 57,447

In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

•

Sale of 100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces to Red Kite;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

11.

Asset retirement provisions

The asset retirement provision relates to current and historical disturbances on the mineral concessions within the area of interest of the Asanko Gold Mine. During the year ended December 31, 2015, the Company recognized an additional $6.6 million (uninflated and undiscounted) related to the disturbances resulting from the mine construction activities.

The following is a continuity of the asset retirement provisions at the Asanko Gold Mine:

	December 31, 2015	December 31, 2014

Opening balance	$ 12,638	$ 9,385
Additions, net	5,683	2,953
Accretion	420	300
Closing balance	$ 18,741	$ 12,638

The present value of this obligation has been recorded as a non-current provision.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

12.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, December 31, 2013	85,054,338	334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to settlement agreement (note 15)	1,000,000	2,375,880
Share issuance costs		(226,423)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$1.12	12,500	12,792
- at C$ 1.43	5,250	7,002
- at C$ 1.96	164,850	303,124
- at C$ 2.12	112,500	224,166
- at C$ 2.15	420,000	848,414
- at C$ 2.42	156,250	355,400
Transfer from equity reserves on exercise of share-based options		401,004
Balance, December 31, 2014	174,075,607	$ 505,468,841
Issued pursuant to bought deal financing	22,770,000	36,387
Share issuance costs	-	(2,103)
Issued pursuant to exercise of share-based options (note 13(a)):
- at C$ 2.12	150,000	246
Transfer from equity reserves on exercise of share-based options	-	134
	196,995,607	$ 540,133

Year ended December 31, 2015

On February 11, 2015, the Company closed a bought deal financing of  22,770,000 common shares at C$2.02 for gross proceeds $36.4 million or C$46.0 million. The Company incurred share issuance costs of $2.1 million, of which $1.8 million in fees were paid to the underwriters.

Year ended December 31, 2014

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 5). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 5). The Company incurred share issuance costs of $197,694 in regulatory fees.

On August 19, 2014, the Company issued 1,000,000 of its common shares at a price of C$2.60 per share, pursuant to a settlement agreement (note 17). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on August 19, 2014 and an exchange rate of 1 CAD = 0.9138 USD at the same date. The Company incurred share issuance costs of $28,729 in regulatory fees.

During the year ended December 31, 2014, the Company issued 871,350 common shares for gross proceeds of $1.75 million on exercise of options. In addition, the estimated fair value of these options of $401,004 was reclassified from equity reserves to share capital.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

13.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2013	6,298,500	C$3.93
Granted	5,801,000	C$2.16
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(871,350)	C$2.14
Cancelled/Expired	(3,871,350)	C$4.51
Balance, December 31, 2014	10,594,291	C$2.95
Granted	5,121,000	C$2.05
Exercised	(150,000)	C$2.12
Cancelled/Expired	(778,500)	C$4.35
Balance, December 31, 2015	14,786,791	C$2.57

The following table summarizes the share-based options outstanding and exercisable at December 31, 2015:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	1,114,141	4.00	1.93	676,641	3.83	1.93
C$2.01-C$3.00	10,188,000	3.34	2.11	8,430,125	3.32	2.19
C$3.01-C$4.00	2,827,900	1.62	3.79	2,827,900	1.62	3.79
C$4.01-C$5.00	630,500	1.16	4.54	630,500	1.16	4.54
C$6.01-C$7.00	26,250	1.44	6.10	26,250	1.44	6.10
	14,786,791	3.08	2.57	12,591,416	2.88	2.66

The fair value of the share-based options granted during the year ended December 31, 2015 and December 31, 2014 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2015	2014

Risk free interest rate	0.71%	1.38%
Expected dividend yield	-	-
Share price volatility	52.96%	60.04%
Forfeiture rate	3.57%	3.47%
Expected life of options	3.11 years	3.20 years

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

13.

Equity reserves (continued)

(a)

Share-based options (continued)

On January 20, 2016, the Company granted 2,540,000 share-based options to certain directors, officers and employees of the Company at an exercise price of C$1.98 per share-based option and an expiry date five years from the date of grant.

(b)

Performance rights

In connection with the acquisition of PMI (note 5), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights. In April 2014, the performance rights had not vested and were cancelled due to termination of the employment agreements of the performance rights holders.

(c)

Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the $20.0 million Overrun Facility (note 10). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. The fair value of the warrants at the date of issuance of $1.5 million has been estimated using the Black-Scholes option pricing model with the following assumptions:

2015

Risk free interest rate	1.28%
Expected dividend yield	-
Share price volatility	47.51%
Expected life of warrants	3 years

The continuity of share purchase warrants as at December 31, 2015 is as follows:

Exercise price	Expiry date	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$1.83	December 21, 2018	-	4,000,000	-	-	4,000,000
C$ 5.00	September 26, 2015	126,000	-	-	126,000	-
		126,000	-	-	126,000	4,000,000

The continuity of share purchase warrants for the year ended December 31, 2014 is as follows:

Exercise price	Expiry date	December 31, 2014	Issued	Exercised	Expired	December 31, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	(9,443,500)	-
		9,443,500	126,000	-	(9,443,500)	126,000

During the year ended December 31, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 5).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

14.

Restructuring costs

Restructuring charges incurred and/or accrued during the three months ended March 31, 2014 related to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014. No restructuring charges were incurred during the year ended December 31, 2015, therefore no comparative information is provided in the table below:

Restructuring costs	2014

Employee termination benefits	$ 2,425
Contracts termination costs	347
Write-off of equipment	206
$ 2,978

15.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	2015	2014

Salaries and benefits	$ 1,660	$ 1,760
Share-based payments	777	1,494
	$ 2,437	$ 3,254

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Universal Mineral Services (“UMS”) is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continued to share the cost of UMS’s office tenancy and IT services where required until May 31, 2015.

During the year ended December 31, 2015, the Company reimbursed UMS for costs related to the shared office tenancy of $50 (2014 - $124). As at December 31, 2015, the Company had $nil net prepaid and deposits with UMS (December 31, 2014 - $13).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

16.

Commitments and contractual obligations

As at December 31, 2015, the Company had contractual obligations totaling $185.5 million, relating to long term debt (December 31, 2014 - $73.7 million). Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long term debt, with no penalty, in whole or in part at any time. At  December 31, 2015 the long term debt had a prepayment value of $159.5 million (December 31, 2014 - $60.7 million).

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 185,509	$ 20,568	$ 151,613	$ 13,326

Open purchase orders and other obligations	37,200	37,200	-	-

	$ 222,709	$ 57,768	$ 151,613	$ 13,326

17.

Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject.

Goknet Arbitration

During August 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involved cash, one million Asanko shares (note 12(b)) and the transfer to Goknet of two exploration projects, Kubi and Diaso (note 8(b)). Included in the agreement, the Company retained a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

18.

Supplemental cash flow information

	2015	2014

Change in asset retirement provision included in mineral interest	$ 5,683	$ 2,953
Change in accounts payable related to mineral property, plant and equipment	17,585	12,894
Depreciation included in mineral property, plant and equipment	530	487
Borrowing costs included in mineral properties, plant and equipment	10,686	813
Fair value of mineral interests assigned on acquisition of PMI	-	102,640
Fair value of shares included in dispute settlement costs	-	2,376
Reclassification of equity reserves on exercise of share-based options	(134)	(401)
Share-based compensation included in mineral properties, plant and equipment	1,514	2,095

19.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

December 31, 2015	Canada	Ghana	Total

Mineral properties, plant and equipment	$ 133	$ 503,420	$ 503,553
Reclamation deposit	-	1,696	1,696
	$ 133	$ 505,116	$ 505,249

December 31, 2014	Canada	Ghana	Total

Mineral properties, plant and equipment	$ 61	$ 249,047	$ 249,108
Deferred debt financing costs	-	2,936	2,936

	$ 61	$ 251,983	$ 252,044

Geographic allocation of loss (income)

	2015	2014

Canada	$ 11,223	$ 14,853
Ghana	(2,917)	7,789
Total	$ 8,306	$ 22,642

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

20.

Loss (earnings ) per share

Basic loss (earnings) per share amounts are calculated by dividing the net loss (income) for the period by the weighted average number of ordinary shares outstanding during the period.

Weighted average number of common shares are calculated as follows:

	2015	2014

Issued common shares, beginning of year	174,075,607	85,054,338
Effect of shares issued on:
bought deal financing	20,212,274	-
acquisition of PMI (note 5)	-	78,554,311
settlement agreement (note 17)	-	369,863
exercise of share-based options	69,863	437,231
Weighted average number of common shares (basic and diluted), end of year	194,357,744	164,415,743

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

21.

 Financial instruments

As at December, 2015 the Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bond, accounts payable and accrued liabilities, long term debt and an embedded derivative in relation to an interest rate floor, and foreign currency forward contracts.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

No transfer occurred between the levels during the year.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

21.

 Financial instruments (continued)

			December 31, 2015
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 114,800	N/A
Reclamation bond	Loans and receivables	Amortized cost	1,696	N/A
			$ 116,496

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 34,789	N/A
Foreign currency forward contracts	Fair-value-through profit and loss	Fair value	36	Level 2
Long term debt	Other financial liabilities	Amortized cost	146,558	N/A
Embedded derivative	Fair-value-through profit and loss	Fair value	536	Level 2
			$ 181,919

			December 31, 2014
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 228,680	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	76	N/A
			$ 228,756

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 15,354	N/A
Long term debt	Other financial liabilities	Amortized cost	56,670	N/A
Embedded derivative	Fair-value-through profit and loss	Fair value	777	Level 2
			$ 72,801

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

21.

 Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2015, the Company had interest receivable of $nil (December 31, 2014 - $0.07 million).

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2015 the Company had a cash and cash equivalents balance of $114.8 million (December 31, 2014 – $228.7 million) to settle current accounts payable and accrued liabilities of $34.8 million (December 31, 2014 - $15.3 million) that are considered short term and expected to be settled within 30 days and to settle the current portion of long term debt of $20.6 million to be settled in 2016 (note 10).  The Company expects to generate positive cash flow from operations commencing in 2016, which would be available to meet future long term debt obligations.

 (c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite (note 10) provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the year ended December 31, 2015.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates.

During the year ended December 31, 2015, the Company realized a foreign exchange gain of $0.2 million on settlement of currency forward contracts.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

21.

 Financial instruments (continued)

  (c)

Market risk

(ii)

Foreign currency risk

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

December 31, 2015
	CAD	Ghana Cedi	ZAR
Cash and cash equivalents	$ 4,755	$ 966	$ 816
Accounts payable	(62)	(4,531)	(664)
Net exposure	$ 4,693	$ (3,565)	$ 152

December 31, 2014
	CAD	Ghana Cedi	AUD	ZAR
Cash and cash equivalents	$ 30,768	$ 1,400	$ 1,092	$ 400
Accounts payable	(236)	(1,857)	(842)	(3,530)
Net exposure	$ 30,532	$ (457)	$ 250	$ (3,130)

A 1% appreciation or a 1% depreciation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $0.01 million as at December 31, 2015 ( December 31, 2014 - $0.2 million).

 (iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2015 and December 31, 2014, the Company had no financial instruments exposed to other price risk.

 (d)

Fair values

(i)

Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian  and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At December 31, 2015, the company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$ 0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

21.

 Financial instruments (continued)

(d)

Fair values (continued)

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.61% to 2.13%  using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the current and non-current portions of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	2015	2014

Interest income from loans and receivable	$ 849	$ 1,253
Realized foreign exchange gain (loss) from currency forward contracts	194	-
Realized and unrealized net foreign exchange gain (loss) from other financial instruments	(1,645)	(27)

22.

Capital management

The Company considers items included in shareholders’ equity to be capital.

	December 31, 2015	December 31, 2014

Shareholders’ equity	$ 414,409	$ 383,579

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The properties in which the Company currently has interests are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. The Company has entered into the DSFA as disclosed in note 10. The Company is not subject to externally imposed capital requirements.

In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In addition, the Company has rigorous expenditure authorization policy. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

23.

Income taxes

(a) Tax losses

The Company has non-capital losses of approximately $21.6 million at December 31, 2014 (December 31, 2014 - $28.8 million) in Canada and $7.7 million at December 31, 2014 (December 31, 2014 - $14.3 million) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2016	$ 1,100	$ -	$ 1,100
2017	2,200	-	2,200
2018	1,300	-	1,300
2019	2,000	-	2,000
2020	900	-	900
2021	200	-	200
2029	-	2,800	2,800
2030	-	5,500	5,500
2031	-	2,100	2,100
2032	-	5,300	5,300
2034	-	2,200	2,200
2035	-	3,700	3,700

	$ 7,700	$ 21,600	$ 29,300

(b) Income tax recovery provision

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Year ended December 31, 2015	Year ended December 31, 2014

Average statutory tax rate	26.00%	26.00%

Loss before income taxes	$ (11,290)	$ (24,993)

Expected income tax recovery	(2,935)	(6,498)
Increase (decrease) in income tax recovery resulting from:
Permanent differences	8,212	4,928
True-up prior year balances	(2,338)	(3,861)
Effect of increase in statutory rate	-	-
Effect of differences in tax rate in foreign jurisdictions	53	(2,173)
Other	442	186
Change in unrecognized tax assets	(6,418)	5,067

Income tax (recovery) expense	$ (2,984)	$ (2,351)

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

23.

Income taxes (continued)

(c)

Recognized deferred tax assets and liabilities

	December 31, 2014	Net income/loss	Equity	December 31, 2015
Property and equipment	$ (878)	$ (1,012)	$ -	$ (1,890)
Embedded derivative	18	2,272	-	2,290
Mineral interests	(12,788)	428	-	(12,360)
Asset retirement provision	660	2,200	-	2,860
Non-capital losses carried forward	904	(904)	-	-
	$ (12,084)	$ 2,984	$ -	$ (9,100)
Deferred tax assets	$ 1,582	$ 3,568	$ -	$ 5,150
Deferred tax liabilities	$ (13,666)	$ (584)	$ -	$ (14,250)
Net deferred tax balance	$ (12,084)	$ 2,984	$ -	$ (9,100)

	December 31, 2013	Net income/loss	Equity	December 31, 2014
Property and equipment	$ (726)	$ (152)	$ -	$ (878)
Embedded derivative	-	18	-	18
Mineral interests	-	(12,788)	-	(12,788)
Asset retirement provision	-	660	-	660
Non-capital losses carried forward	726	178	-	904
	$ -	$ (12,084)	$ -	$ (12,084)
Deferred tax assets	$ 726	$ 856	$ -	$ 1,582
Deferred tax liabilities	$ (726)	$ (12,939)	$ -	$ (13,666)
Net deferred tax balance	$ -	$ (12,084)	$ -	$ (12,084)

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

23.

Income taxes (continued)

(d)

Unrecognized deferred tax assets and liabilities

The Company is not recording the following deferred tax assets as it was determined that under current conditions it is not more likely-than not that these future tax benefits in Canada and Ghana will be realized.

	December 31, 2014	Net income/loss	Equity	December 31, 2015
Property and equipment	$ 24	$ (674)	$ -	$ (650)
Share issuance costs	1,446	(357)	-	1,090
Investment in associate	287	(46)	-	240
Mineral interests	18,480	80	-	18,560
Asset retirement provision	3,763	(63)	-	3,700
CEC	5	(5)	-	-
Unrealized foreign exchange	-	(2,080)	-	(2,080)
Non-capital losses carried forward	11,575	(3,275)	-	8,300
Total	$ 35,580	$ (6,420)	$ -	$ 29,160

	December 31, 2013	Net income/loss	Equity	December 31, 2014
Property and equipment	$ (726)	$ 750	$ -	$ 24
Share issuance costs	519	-	928	1,446
Investment in associate	611	(325)	-	287
Mineral interests	17,948	532	-	18,480
Asset retirement provision	-	3,763	-	3,763
CEC	-	5	-	5
Unrealized foreign exchange	99	(99)	-	-
Non-capital losses carried forward	9,981	1,594	-	11,575
Total	$ 28,432	$ 6,220	$ 928	$ 35,580

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Expressed in Thousands of United States Dollars

23.

Income taxes (continued)

(e)

Temporary differences related to unrecognized deferred tax assets and liabilities

	December 31, 2014	December 31, 2015
Property and equipment	$ -	$ (1,850)
Share issuance costs	6,000	4,210
Investment in associate	1,000	930
Mineral interests	53,000	53,040
Asset retirement provision	-	10,560
CEC	-	20
Unrealized foreign exchange	-	-
Non-capital losses carried forward	35,385	29,230
Total	$ 95,385	$ 96,140